Exhibit (a)(1)(L)

May 6, 2016

LETTER TO EMPLOYEES

Dear SL Industries Employees:

Enclosed is an update of the Frequently Asked Questions (FAQ) document I originally sent out on 7-Apr-16 regarding the transaction with Handy & Harman Ltd.  The additional questions (15 and 16) were from employees.

As noted previously, we have set up an email address, ####, where employees can send questions about the transaction.  If you do not have access to email, please take any questions to your supervisor or Human Resources and they will email them for you.  We anticipate updating the FAQ on a regular basis, including to respond to questions received from employees.  The updates will be emailed to all employees that have an SLI email address and we will also post the updates in the appropriate locations in all SLI facilities.

Regards,

William T. Fejes, Jr.
President & CEO

FREQUENTLY ASKED QUESTIONS (FAQ)

Updated 6-May-16 with Questions 15 and 16

15.       How will the merger affect employee seniority, our time off benefits and our insurance?

As noted in the answer to FAQ Question 11 from our previous communication, SLI’s compensation and benefit programs will remain in place until the transaction is completed, including vacation, sick time and leave of absence programs. Post-transaction, U.S. employees will likely be migrated to HNH’s benefits programs, but the details of any transition will need to be worked out following closing of a transaction.

The merger agreement with HNH provides that, for a period of at least one year following the closing date, each employee who continues employment after the closing date will be provided, at HNH’s election, with benefits on substantially the same terms as those provided to (i) similarly situated employees of HNH or (ii) such continuing employee by SLI immediately before the merger.  Nothing in the merger agreement requires HNH or the surviving entity of the merger, or any of their respective subsidiaries, to continue to employ any particular employee following the closing date, or will be construed to prohibit them from amending or terminating any benefit plan.

In accordance with the merger agreement with HNH, HNH agreed to ensure that each continuing employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits) for service with SL Industries or any of its subsidiaries under each of the comparable employee benefit plans, programs and policies of HNH in which such employee becomes a participant.  No such service recognition, however, will result in any duplication of benefits.  As of the closing date, HNH will credit to each continuing employee the amount of vacation time that such employee had accrued under any applicable SL Industries Plan as of the closing date.  With respect to each health or welfare benefit plan maintained by HNH, any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan will be waived.  In addition, each continuing employee will be given credit under each health or welfare benefit plan maintained by HNH for all amounts paid by such employee under any similar SL Industries Plan for the current plan year for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by HNH for the corresponding plan year.

16.      What has happened in past mergers regarding issues concerning employee seniority, time off benefits and insurance?

Each merger is a unique transaction with its own specific set of circumstances; therefore any comparison to other mergers or similar transactions effected by other companies does not provide any relevant information for the proposed merger with HNH.

Important Information

This letter is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of SLI’s common stock.  HNH has filed a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the United States Securities and Exchange Commission (the “SEC”), and SLI has filed a Solicitation/Recommendation Statement on Schedule 14D-9 and a Rule 13e-3 Transaction Statement relating to such tender offer with the SEC.  SLI’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety, as they may be amended from time to time, because they contain important information about such tender offer that SLI’s stockholders should consider prior to making any decisions with respect to such tender offer. SLI’s stockholders may obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

Statements in this letter regarding the proposed transaction between HNH and SLI, the expected timetable for completing the transaction, future financial and operating results, benefits of the transaction, future opportunities for HNH’s and SLI’s businesses and any other statements by management of HNH and SLI concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements.  These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.  Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based.  Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management, are forward-looking statements.  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected.  Risks and uncertainties include the satisfaction of closing conditions for the transaction; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the ability of HNH to successfully integrate SLI’s business; and the risk that the expected benefits of the transaction may not be realized or maintained.

Neither HNH nor SLI can give any assurance that any of the transactions contemplated by the merger agreement will be completed or that the conditions to the tender offer will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in HNH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, SLI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as well as other filings by HNH and SLI with the SEC. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov. Many of the factors that will determine the outcome of the transaction are beyond HNH’s or SLI’s ability to control or predict. As a result of these and other risks, the transaction may not be completed on the timeframe expected or at all. Neither HNH nor SLI undertakes to update any forward-looking statements as a result of new information or future events or developments, except as required by law.